FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2005
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Decision on Calling Shareholders’ Meeting
2.	Cash Dividend

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	February 22, 2005	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

Decision on Calling Shareholders’ Meeting

1. Date and Time	Date	March 18th, 2005
	Time	9:00 a.m.
2. Place		2F, The Military Mutual Aid Association Building, 467-12 Dogok-dong, Gangnam-gu, Seoul
3. Agenda and Key Issues	(1) Reporting matters
1. Sales report
2. Audit report
(2) Items
Item 1. Approval of Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings for the Fiscal Year 2004 (cash dividend 250 KRW per 1 share)
Item 2. Appointment of Outside Directors
Item 3. Approval of the ceiling amount of remuneration for directors
4. Date of Board Resolution		February 22, 2005
- Attendance of Outside Directors	Present (No.)	3
	Absent (No.)	-
- Attendance of Auditors (members of audit committee who are not outside directors)		-
5. Others		-
- Date of Relevant Disclosure		-

Item 2

Cash Dividend

1. Dividend per Share (KRW)	Common Shares	250
	Preferred Shares	-
2. Dividend Rate to Market Value(%)	Common Shares	1.1
	Preferred Shares	-
3. Dividend Record Date		December 31, 2004
4. Scheduled Dividend Payment Date		-
5. Details of Annual Dividend		Current Year	Previous Year
a. Annual Dividend per Share(KRW)	Common Shares	250	-
	Preferred Shares	-	-
- Year-end Dividend per Share(KRW)	Common Shares	250	-
	Preferred Shares	-	-
- Interim Quarterly Dividend per Share(KRW)	Common Shares	-	-
	Preferred Shares	-	-
b. Dividend Rate to Market Value(%) (Including Interim Quarterly Dividend)	Common Shares	1.1	-
	Preferred Shares	-	-
c. Total Annual Dividends(KRW)		3,225,000,000	-
d. Net Income(KRW)		20,734,782,061	-
6. Scheduled Date of Shareholders’ Meeting		March 18th, 2005
7. Date of Board Resolution (Decision Date)		February 22nd, 2005
- Attendance of Outside Directors	Present (No.)	3
	Absent (No.)	-
- Attendance of Auditors(members of audit committee who are not outside directors)		-
8. Others	1. Information above it subject to change according to the independent auditors’ results.
2. Corresponding quarter stock price based on dividend rate to market value: 22,290KRW
-Corresponding year dividend rate to market value, is the dividend per share ratio of the average closing price during 1 week (December 22nd, 2004~December 28th, 2004) prior the closing of the register of shareholders.
		3. Dividend is scheduled to be paid within 1 month after the AGM approval.
☐ Date of Relevant Disclosure		-

Private Securities Litigation Reform Act Safe Harbor Statement

The matters set forth in this statement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the investment cannot be fully realized, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of our reports filed with the SEC. We disclaim any responsibility to update these forward-looking statements.